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                                [PXP Letterhead]

December 6, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Plains Exploration & Production Company (the "Company") Withdrawal of Registration Statement on Form S-1 (File No. 333-90974) originally filed on June 21, 2002, as amended (the "Registration Statement")

Dear Sir or Madam:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of its above-referenced Registration Statement, and hereby requests that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. The Company wishes to withdraw the Registration Statement because it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement due to market conditions.

No offers or sales were made under the Registration Statement.

Please direct any questions with respect to this letter to Julien Smythe of the law firm Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881 or the undersigned at (713) 739-6700.

                                   Sincerely,


                                   /s/  Timothy T. Stephens
                                   ---------------------------------------------
                                   Timothy T. Stephens
                                   Executive Vice President-Administration,
                                   Secretary and General Counsel